UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 2026

Commission File Number: 001-14370

COMPANIA DE MINAS BUENAVENTURA S.A.A.

(Exact name of registrant as specified in its charter)

BUENAVENTURA MINING COMPANY INC.

(Translation of registrant’s name into English)

AV. BEGONIAS NO. 415, 19TH FLOOR,

SAN ISIDRO, LIMA, PERU

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Buenaventura Announces Fourth Quarter 2025 Results for Production and Volume Sold per Metal

Lima, Peru, February 17, 2026 – Compañía de Minas Buenaventura S.A.A. (“Buenaventura” or “the Company”) (NYSE: BVN; Lima Stock Exchange: BUE.LM), Peru’s largest publicly-traded precious metals mining company, today announced 4Q25 results for production and volume sold.

Production per Metal

		Three Months Ended December 31, 2025	Year Ended December 31, 2025	Year Ended December 31, 2026 Guidance (1)
Gold ounces produced
El Brocal	61.43%	5,862	21,102	15.0k - 17.0k
Orcopampa	100%	15,754	55,632	42.0k - 47.0k
Tambomayo	100%	4,870	15,842	5.0k - 6.0k
Julcani	100%	2,253	8,669	9.0k - 11.0k
La Zanja	100%	6,413	20,061	14.0k - 17.0k
San Gabriel	100%	0	0	48.0k - 55.0k
Total Direct Operations (2)		35,151	121,306	133.0k - 153.0k
Coimolache	40.094%	22,779	64,229	90.0k - 100.0k
Total incl. Associated (3)		42,023	138,919	163.3k - 186.5k

Silver ounces produced
El Brocal	61.43%	452,331	1,895,554	1.5M - 1.7M
Uchucchacua	100%	725,513	2,274,399	2.5M - 2.8M
Yumpag	100%	2,109,019	8,851,709	7.9M - 8.7M
Orcopampa	100%	2,897	18,358	-
Tambomayo	100%	386,429	1,119,821	0.2M - 0.3M
Julcani	100%	364,194	1,369,756	1.3M - 1.5M
La Zanja	100%	16,507	48,081	-
San Gabriel	100%	0	0	-
Total Direct Operations (2)		4,056,888	15,577,679	13.4M - 15.0M
Coimolache	40.094%	94,550	331,401	0.3M - 0.4M
Total incl. Associated (3)		3,920,333	14,979,436	12.9M - 14.5M

Lead metric tons produced
Uchucchacua	100%	5,299	16,050	17.0k - 19.0k
Tambomayo	100%	839	2,734	0.5k - 0.6k
Julcani	100%	205	679	-
Total Direct Operations (2)		6,343	19,464	17.5k - 19.6k

Zinc metric tons produced
Uchucchacua	100%	7,700	26,239	27.0k - 30.0k
Tambomayo	100%	781	2,781	0.8k - 1.0k
Total Direct Operations (2)		8,481	29,020	27.8k - 31.0k

Copper metric tons produced
El Brocal	61.43%	14,139	51,902	48.0k - 53.0k
Julcani	100%	111	459	-
Tambomayo	100%	33	84	-
Total Direct Operations (2)		14,283	52,445	48.0k - 53.0k

1.	2026 projections are considered to be forward-looking statements and represent management’s good faith estimates or expectations of future production results as of February 2026.
2.	Considers 100% of Buenaventura’s operating units, 100% of La Zanja and 100% of El Brocal.
3.	Considers 100% of Buenaventura’s operating units, 100% of La Zanja, 61.43% of El Brocal and 40.094% of Coimolache.

1

Volume Sold per Metal

	Three Months Ended December 31, 2025	Year Ended December 31, 2025
Gold ounces sold
El Brocal	3,031	11,499
Orcopampa	15,705	56,385
Tambomayo	4,390	14,238
Julcani	1,985	7,773
La Zanja	5,615	19,492
Total Direct Operations (1)	30,725	109,387
Coimolache	24,907	63,209
Total incl. Associated (2)	39,542	130,295

Silver ounces sold
El Brocal	372,326	1,554,536
Uchucchacua	800,994	2,588,824
Yumpag	1,944,366	8,318,696
Orcopampa	2,418	20,029
Tambomayo	352,285	1,015,694
Julcani	343,479	1,300,621
La Zanja	21,133	89,310
Buenaventura Trading (3)	22,106	81,665
Total Direct Operations (1)	3,859,107	14,969,375
Coimolache	102,611	326,084
Total incl. Associated (2)	3,756,642	14,500,531

Lead metric tons sold
Uchucchacua	4,693	14,987
Yumpag	97	231
Tambomayo	632	2,121
Julcani	178	603
Total Direct Operations (1)	5,600	17,941

Zinc metric tons sold
Uchucchacua	6,081	21,835
Tambomayo	630	2,143
Julcani	2	2
Total Direct Operations (1)	6,713	23,980

Copper metric tons sold
El Brocal	13,547	49,124
Tambomayo	121	404
Julcani	21	58
Buenaventura Trading (3)	2,259	8,843
Total Direct Operations (1)	15,949	58,429

1.	Considers 100% of Buenaventura’s operating units, 100% of La Zanja, 100% of El Brocal and 100% of Buenaventura Trading.
2.	Considers 100% of Buenaventura’s operating units, 100% of La Zanja, 100% of Buenaventura Trading, 61.43% of El Brocal and 40.094% of Coimolache.
3.	Buenaventura Trading is the vehicle through which Buenaventura purchases copper concentrate from Freeport, produced at Cerro Verde — a company in which Buenaventura holds a 19.58% stake. The concentrate is then sold on the spot market via Buenaventura Trading.

2

Average realized prices(1)(2)

	Three Months Ended December 31, 2025	Year Ended December 31, 2025
Gold (US$/Oz)	4,214	3,547
Silver (US$/Oz)	58.55	41.87
Lead (US$/MT)	1,956	1,912
Zinc (US$/MT)	3,188	2,844
Copper (US$/MT)	11,241	10,071

1.	Considers Buenaventura consolidated figures.
2.	Realized prices include both provisional sales and final adjustments for price changes.

Commentary on Operations

Tambomayo: 2025 gold, silver, lead and zinc production were in line with the Company’s full year guidance.

2026 Guidance: Buenaventura expects gold, silver, lead, and zinc production at its Tambomayo operations to decrease relative to 2025. The Company expects an approximately 65% decrease in throughput for the year, as well as lower gold, silver, lead, and zinc grades as the mining sequence progresses into lower-grade areas at this asset.

Orcopampa: 2025 gold production exceeded revised guidance, driven primarily by higher-than-expected grades. The increase primarily reflects the Company’s success in reassessing areas previously classified as non-mineable, which have since been safely brought into production through the application of Under Cut-and-Fill (UCF) and Over Cut-and-Fill (OCF) mining methods. 2025 silver production was in line with guidance.

2026 Guidance: In 2026, the Company will continue applying Under Cut-and-Fill (UCF) and Over Cut-and-Fill (OCF) mining methods, supporting the extension of mine life into 2026. Production guidance reflects an anticipated 20% year-over-year decrease in gold output, primarily due to lower gold grades expected in the mining areas scheduled for this year.

Coimolache: 2025 gold production exceeded full year 2025 guidance, primarily driven by higher volumes of processed ore and an accelerated percolation rate at the leach pad.

2026 Guidance: The Company expects a year-over-year increase in gold production, as 2026 will mark Coimolache’s first full 12 months of operations at full capacity following the receipt of all required permits.

3

Julcani: 2025 gold and silver production was in line with 2025 guidance.

2026 Guidance: The Company expects a year-over-year increase in gold production, while silver production is expected to remain consistent with 2025 levels. Throughput is projected to increase by approximately 10%, driven by a greater contribution of ore from the Achilla sector. In the Socorro sector, gold grades are expected to improve as the mining sequence advances into higher-grade areas; however, silver grades in this sector are expected to decline.

Uchucchacua: 2025 silver, lead, and zinc production was in line with guidance for 2025.

2026 Guidance: Buenaventura anticipates a year-over-year increase in silver, lead, and zinc production, supported by an expected approximately 20% increase in throughput for 2026. The increase reflects ongoing operational optimization at Uchucchacua, where processing capacity is projected to increase to 2,500 tonnes per day (tpd) by year-end 2026, an increase from the current 2,000 tpd.

Yumpag: 2025 silver production exceeded guidance, reflecting higher than expected grades.

2026 Guidance: Buenaventura expects higher year-over-year ore volumes to be processed, supported by the mining extraction rate expansion requested in 2025, which would enable operations to reach 1,200 tonnes per day, subject to approval expected in the third quarter of 2026. This increase in volumes is anticipated to be partially offset by lower silver grades, resulting in a year-over-year decrease in silver production.

El Brocal: 2025 gold and silver production was in line with guidance for the year. 2025 copper production was below revised guidance, primarily due to delays in mine development. As a result, certain high-grade stopes are now expected to be mined in the first quarter of 2026.

2026 Guidance: Buenaventura expects copper production to remain broadly consistent with 2025 levels as the underground mine ramp-up continues, partially offset by lower copper grades. The Company aims to maintain a stable average underground mining rate of 13,000 tonnes per day throughout the year. Gold and silver production at El Brocal is expected to decrease in 2026 due to lower grades.

La Zanja: 2025 gold and silver production was in line with guidance for the full year 2025.

2026 Guidance: Guidance reflects an anticipated 25% year-over-year decrease in gold production, primarily driven by the planned re-leaching sequence at the leach pad.

4

San Gabriel: 2025 gold production was below revised full year guidance, primarily due to delays in obtaining the required permits. While the first doré bar was produced during the year, the operation did not achieve commercial production in 2025.

2026 Guidance: Construction and mine development activities enabling the start of commercial production at San Gabriel have been completed. During 1Q26, Buenaventura will focus on completing the commissioning of the remaining components, primarily related to the filtered tailings plant, and on enhancing the ventilation system with additional equipment.

Regarding permitting and required approvals, San Gabriel received the initial operating permit. The Company expects to receive the definitive operating permit and water license in the coming weeks.

1Q26 production will primarily be sourced from existing stockpiles, while mining activities will progressively start in areas closer to the surface. These timing and mining area adjustments have impacted prior production estimates.

Company Description

Compañía de Minas Buenaventura S.A.A. is Peru’s largest, publicly traded precious and base metals Company and a major holder of mining rights in Peru. The Company is engaged in the exploration, mining development, processing and trade of gold, silver and other base metals via wholly-owned mines and through its participation in joint venture projects. Buenaventura currently operates several mines in Peru (Orcopampa*, Uchucchacua*, Julcani*, Tambomayo*, La Zanja*, El Brocal and Coimolache).

The Company owns 19.58% of Sociedad Minera Cerro Verde, an important Peruvian copper producer (a partnership with Freeport-McMorRan Inc. and Sumitomo Corporation).

(*) Operations wholly owned by Buenaventura.

Note on Forward-Looking Statements

This press release may contain forward-looking information (as defined in the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties, including those concerning Cerro Verde’s costs and expenses, results of exploration, the continued improving efficiency of operations, prevailing market prices of gold, silver, copper and other metals mined, the success of joint ventures, estimates of future explorations, development and production, subsidiaries’ plans for capital expenditures, estimates of reserves and Peruvian political, economic, social and legal developments. These forward-looking statements reflect the Company’s view with respect to Cerro Verde’s future financial performance. Actual results could differ materially from those projected in the forward-looking statements as a result of a variety of factors discussed elsewhere in this Press Release.

5

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

Date: February 17, 2026	By:	/s/ DANIEL DOMÍNGUEZ VERA
	Name:	Daniel Domínguez Vera
	Title:	Market Relations Officer